UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 14 April 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	14th April 2011

Allied Irish Banks, p.l.c. - Subordinated Liabilities Order

Dublin, Ireland - Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB]

The Irish High Court has today made a subordinated liabilities order (the "Order") following an application by the Minister for Finance (the "Minister") pursuant to the provisions of Section 29 of the Credit Institutions (Stabilisation) Act 2010.  A copy of the Order is available from the Central Office of the High Court by e-mail to listroomhighcourt@courts.ie or will shortly be available on AIB's website at www.aibgroup.com/investorrelations.

The Minister reaffirmed today AIB's position as a pillar of the Irish banking sector. Following the Order AIB will launch an exercise to buy back certain subordinated liabilities.  The capital to be generated will be part of the total €13.3bn required by AIB following the recent PCAR exercise.

The Minister also confirmed that there are no actions planned in respect of AIB's senior bondholders.  AIB welcomes the support and clarity contained in today's statement by the Minister.

The Order has been made in respect of the following subordinated liabilities of AIB:

	Subordinated Liabilities	Issuer	ISIN Code
1	€419,070,000 10.75 per cent. Subordinated Notes due 2017	Allied Irish Banks, p.l.c.	XS0498532117
2	£1,096,645,000 11.50 per cent. Subordinated Notes due 2022	Allied Irish Banks, p.l.c.	XS0498531069
3	U.S.$177,096,000 10.75 per cent. Subordinated Notes due 2017	Allied Irish Banks, p.l.c.	XS0498530178
4	£368,253,000 12.5 per cent. Subordinated Notes due 25 June 2019	Allied Irish Banks, p.l.c.	XS0435957682
5	€868,518,000 12.5 per cent. Subordinated Notes due 25 June 2019	Allied Irish Banks, p.l.c.	XS0435953186
6	£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023	Allied Irish Banks, p.l.c.	XS0368068937
7	€500,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2017	Allied Irish Banks, p.l.c.	XS0232498393
8	£500,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2025	Allied Irish Banks, p.l.c.	XS0214107053
9	€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015	Allied Irish Banks, p.l.c.	XS0208845924
10	U.S.$400,000,000 Dated Callable Step-Up Subordinated Notes due 2015	Allied Irish Banks, p.l.c.	XS0197993875
11	£350,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2030	Allied Irish Banks, p.l.c.	XS0180778507
12	€200,000,000 Perpetual Subordinated Callable Step-Up Notes	Allied Irish Banks, p.l.c.	XS0100325983
13	£400,000,000 Perpetual Callable Step-Up Subordinated Notes	Allied Irish Banks, p.l.c.	XS0227409629
14	€500,000,000 7.50 per cent. Step-Up Callable Perpetual Reserve Capital Instruments	Allied Irish Banks, p.l.c.	XS0120950158
15	€1,000,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	AIB UK I LP	XS0208105055
16	€500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	AIB UK 2 LP	XS0257734037
17	£350,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	AIB UK 3 LP	XS0257571066
18	U.S.$100,000,000 Subordinated Primary Capital Perpetual Floating Rate Notes	Allied Irish Banks, p.l.c.	IE0000189625

In summary and as set out in further detail in the Order, the Order amends the terms of the subordinated liabilities as follows:

1.
The terms of the subordinated liabilities listed at 1 to 11 (inclusive) in the table above have been amended such that any interest that may fall due on such liabilities will only be payable at the option of AIB (in its sole discretion).

2.
The terms of the subordinated liabilities listed at 1 to 11 (inclusive) in the table above have been further amended such that the maturity date of each such liability has been extended to 2035, on the relevant interest payment date specified in the Order.

3.
The terms of the subordinated liabilities listed at 14 to 17 (inclusive) in the table above have been amended such that any restriction on (i) payment of any distribution or dividend on any other specified junior or parity securities of AIB, or (ii) any repurchase or redemption of such junior or parity securities, has been removed.

4.
The terms of the subordinated liabilities listed at 12, 13 and 18 in the table above have been amended such that (i) the requirement to pay any arrears of interest on such liabilities upon the payment of any dividends by AIB has been removed, and (ii) the payment of any coupon on such liabilities following the payment of a dividend by AIB is now entirely at the option of AIB.

- ENDS -

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 14 April 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.